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FFH13G1.doc
                SECURITIES AND EXCHANGE
                      COMMISSION Washington, D.C.
                      20549

                           SCHEDULE 13G
             Under the Securities Exchange Act of
1934

                        (Amendment No. 1)*

                Fairfax Financial Holdings
     Limited
     ____________________________________________
     ____________
                         (Name of Issuer)


                     Subordinate Voting Shares
      ___________________________________________
      ____________
                  (Title of Class and Securities)

                             303901102
      ___________________________________________
      ____________
               (CUSIP Number of Class of
Securities)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/  Rule 13d-1(b)
/ /  Rule 13d-1(c) / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out

for a reporting person's initial filing on this form

with respect to the subject class of securities, and

for any subsequent amendment containing information

which would alter the disclosures provided in a prior

page.

The information required in the remainder of this

cover page shall not be deemed to be "filed" for the

purpose of Section 18 of the Securities Exchange Act

of 1934 ("Act") or otherwise subject to the

liabilities of that section of the Act but shall be

subject to all other provisions of the Act (however,

see the Notes).









           (Continued on following page(s))





CUSIP No. 303901102
13G
______________________________________________________
____________ ___________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No.
62-0951781
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
______________________________________________________
____________ ___________
                                   :(5) SOLE VOTING
POWER
                                   :   (Discretionary
Accounts) NUMBER OF SHARES BENEFICIALLY :      879,063
shares
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED OR NO
VOTING POWER

                                         1,391,400
                                           shares
                                           (shared)
                                           113,150
                                           shares (No
Vote)

__________________________________________
                                   :(7) SOLE
                                        DISPOSITIVE
                                        POWER
                                        (Discretionary
                                        Accounts)
                                   :       992,213
shares

__________________________________________
                                   :(8)  SHARED
DISPOSITIVE POWER

                                   :      1,391,400
shares
(Shared)
                                                  0
shares (None)
______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON 2,383,613 shares
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
 CERTAIN SHARES -X- See Items 4(c)(iii) and 4(c)(iv).
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       17.8 %
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
      IA
______________________________________________________
____________ ___________



CUSIP No. 303901102                          13G
______________________________________________________
____________ ___________
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Small-Cap Fund        I.D. No.
62-1376170
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
______________________________________________________
____________ ___________
                                   :(5) SOLE VOTING
POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED VOTING
POWER

                                         799,900
shares

__________________________________________
                                   :(7) SOLE
DISPOSITIVE POWER

                                   :    None

__________________________________________
                                   :(8)  SHARED
DISPOSITIVE POWER

                                   :     799,900
shares

______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

        799,900 shares
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
      CERTAIN SHARES
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       6.0%
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
      IV
______________________________________________________
____________ ___________
CUSIP No. 303901102                          13G
______________________________________________________
____________ ___________
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners International Fund         I.D.
No. 62-
1749486
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
______________________________________________________
____________ ___________
                                   :(5) SOLE VOTING
POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED VOTING
POWER

                                         591,500
shares

__________________________________________
                                   :(7) SOLE
DISPOSITIVE POWER

                                   :    None

__________________________________________
                                   :(8)  SHARED
DISPOSITIVE POWER

                                   :     591,500
shares

______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

        591,500 shares
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
      CERTAIN SHARES
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.4%
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
      IV
______________________________________________________
____________ ___________

CUSIP No.  303901102
13G
______________________________________________________
____________ ___________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No.
XXX-XX-XXXX
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
______________________________________________________
____________ ___________
                                   :(5) SOLE VOTING
POWER
                                   :   (Discretionary
Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED VOTING
POWER
                                   :    None
__________________________________________
                                   :(7) SOLE
DISPOSITIVE POWER

                                   :    None

__________________________________________
                                   :(8) SHARED
DISPOSITIVE POWER

                                   :    None
______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

       None  (See Item 3 )
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
      CERTAIN SHARES
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
      IN
______________________________________________________
____________ ___________

Item 1.

     (a). Name of Issuer: Fairfax Financial Holdings

Limited

     (b). Address of Issuer's Principal
          Executive Offices: 95 Wellington
          Street West
         Suite 800
         Toronto, Ontario, Canada MJ5 2N7

Item 2.

     (a) and (b). Names and Principal Business
Addresses of Persons
         Filing:

     (1)       Southeastern Asset Management,
Inc.
               6410 Poplar Ave.,
               Suite 900 Memphis,
               TN 38119

 (2)  Longleaf Partners Small-Cap
               Fund
               6410 Poplar Avenue,
               Suite 900 Memphis,
               TN, 38119

     (3)  Longleaf Partners
               International Fund
               6410 Poplar Avenue,
               Suite 900 Memphis,
               TN, 38119

     (4)       Mr. O. Mason
Hawkins
               Chairman of the Board
               and C.E.O. Southeastern
               Asset Management, Inc.
               6410 Poplar Ave., Suite
               900 Memphis, TN 38119
     (c). Citizenship:
   Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Small-Cap Fund, a series of
          Longleaf Partners
      Funds Trust, a Massachusetts business trust

          Longleaf Partners International Fund, a
          series of Longleaf Partners Funds Trust, a
          Massachusetts business trust

          Mr. O. Mason Hawkins - U.S. Citizen
     (d). Title of Class of Securities:  Subordinate
Voting Shares (the
            "Securities").
     (e). Cusip Number:  303901102


Item 3.  If this statement is filed pursuant to Rules
13d-1 (b) or
 13d-2 (b), check whether the person filing is a:

(d.) Investment Company registered under Sec. 8 of the
     Investment Company Act - Longleaf Partners Small-
     Cap Fund and Longleaf
Partners  International Fund, series of Longleaf
Partners Funds Trust.

(e.) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed
by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report
                          are
owned
 legally by Southeastern's investment advisory clients
                          and
none
 are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not
                          be
construed
  as an admission that Southeastern Asset Management,
                        Inc. is
the
 beneficial owner of any of the securities covered by
                         this
statement.

(g) Parent Holding Company. This statement is also being filed by
     Mr. O. Mason Hawkins, Chairman of the Board and
     C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of
his official positions with or ownership of its voting securities.
The existence of such control is expressly disclaimed.
                          Mr.
Hawkins
     does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-
4,
the filing of this statement shall not be construed as
                          an
admission
that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.
Item 4. Ownership:
     (a). Amount Beneficially Owned: (At 12/31/03)
            2,383,613 shares
     Southeastern has filed this Schedule 13G under the US securities laws because of the Issuer's
December 2002 listing of its Subordinate Voting Shares on the New York Stock Exchange and registration of the shares with the SEC under Section 12 of the Securities
Exchange Act of 1934. Prior to US listing, the
Issuer's shares were traded on the Toronto Stock
Exchange, where Southeastern acquired the securities reported herein for its clients over several years, and reported its acquisitions as required by Canadian law.
     (b). Percent of Class:
            17.8 %

   Above percentage is based on 13,391,918 shares of
Subordinate Voting       Shares outstanding.

     (c). Number of shares as to which such person

has:

          (i).   sole power to vote or to direct the

vote:

                    879,063 shares

          (ii).  shared or no power to vote or to
                 direct the vote: Shared - 1,391,400
                 shares.
                 Securities owned by the following
series of Longleaf
                 Partners Funds Trust, an open-end
                 management investment company
                 registered under the
Investment
           Company Act of 1940, as follows:

                    Longleaf Partners Small-Cap Fund -
                    799,900 Longleaf Partners
                    International Fund - 591,500

              No Power to Vote - 113,150 shares.  This
         figure does not                   include
         20,000 shares held by completely
         non-discretionary
         accounts over which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.


     (iii). sole power to dispose or to direct the disposition
                 of:

                    992,213 shares

          (iv).  shared or no power to dispose or to
                 direct the disposition of:

                 Shared - 1,391,400 shares
                 Securities owned by the following
series of
Longleaf
                 Partners Funds Trust, an open-end
                 management investment company
                 registered under the
Investment
           Company Act of 1940, as follows:

                    Longleaf Partners Small-Cap Fund -
                    799,900 Longleaf Partners
                    International Fund - 591,500

              No Power - 0 shares.  This figure does
not
         include 20,000 shares held by completely non discretionary accounts over which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.
Item 5. Ownership of Five Percent or Less of a Class:
N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another Person: N/A


Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security Being
        Reported on By the Parent Holding Company:
        N/A


Item 8. Identification and Classification of Members


        of the Group: N/A


Item 9. Notice of Dissolution of Group:  N/A











Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






                      Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 6, 2004

                              Southeastern Asset
Management, Inc.
                              By  /s/ Andrew R.
McCarroll
_______________________________________________
                  Andrew R. McCarroll
                              Vice President and
General Counsel
                         Longleaf Partners Small-Cap
Fund
                         By Southeastern Asset
                              Management, Inc. By
                              /s/ Andrew R.
                              McCarroll

_______________________________________________
                         Andrew R. McCarroll
                              Vice President and
General Counsel

                         Longleaf Partners
International Fund
                         By Southeastern Asset
                              Management, Inc. By
                              /s/ Andrew R.
                              McCarroll

_______________________________________________
                         Andrew R. McCarroll
                              Vice President and

                         General Counsel O. Mason

                         Hawkins, Individually

                                /s/ O. Mason Hawkins

_______________________________________________

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities
Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 6, 2004.
                         Southeastern Asset
Management, Inc.

                              By  /s/ Andrew R.
McCarroll
_______________________________________________
                  Andrew R. McCarroll
                              Vice President and
General Counsel

                         Longleaf Partners Small-Cap
Fund
                         By Southeastern Asset
Management, Inc.
                              By  /s/ Andrew R.
McCarroll

_______________________________________________
                         Andrew R. McCarroll
                              Vice President and
General Counsel

                         Longleaf Partners
International Fund
                         By Southeastern Asset
                              Management, Inc. By
                              /s/ Andrew R.
                              McCarroll

_______________________________________________
                         Andrew R. McCarroll
                              Vice President and

                         General Counsel O. Mason

                         Hawkins, Individually

                                /s/ O. Mason Hawkins

_______________________________________________